

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   February 3, 2017

Jerrell W. Shelton
Chief Executive Officer
Cryoport, Inc.
17305 Daimler St.
Irvine, CA 92614

   Re: Cryoport, Inc.
     Registration Statement on Form S-3
     Filed January 27, 2017
     File No. 333-215776

Dear Mr. Shelton:

   This is to advise you that we have not reviewed and will not review your registration statement.

   Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   Please contact Julie Griffith at 202-551-3267 with any questions.

               Sincerely,

               /s/ Justin Dobbie

               Justin Dobbie
               Legal Branch Chief
               Office of Transportation and Leisure